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SEC Mail Processing Section
FEB 28 2013
Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gary Hoch Agency, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2645 Elmwood Avenue
(No. and Street)

Kenmore (City) New York (State) 14217 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary A. Hoch 716-881-1991
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Toski & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

300 Essjay Road, Suite 115 (Address) Williamsville (City) New York (State) 14221 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/9/13

OATH OR AFFIRMATION

I, Gary A. Hoch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gary Hoch Agency, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A - None

Signature

President
Title

Notary Public

DEBORAH A. SCHALL
Notary Public, State of New York
Qualified in Erie County
My Commission Expires November 7, 20 14

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Washington DC
402

GARY HOCH AGENCY, INC.

Financial Statements and Supplemental Schedule

December 31, 2012

(With Independent Auditors' Report and
Supplemental Report on Internal Control)

TOSKI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
A DIVISION OF EFP ROTENBERG, LLP

GARY HOCH AGENCY, INC.

Financial Statements and Supplemental Schedule

December 31, 2012

(With Independent Auditors' Report and
Supplemental Report on Internal Control)

GARY HOCH AGENCY, INC.

Table of Contents

* * * * *

TOSKI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
A DIVISION OF EFP ROTENBERG, LLP

300 Essjay Road, Ste. 115
Williamsville, New York 14221
T: 716.634.0700
F: 716.634.0764
W: ToskiCPA.com

INDEPENDENT AUDITORS' REPORT

The Stockholder
Gary Hoch Agency, Inc.:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Gary Hoch Agency, Inc. (the Corporation) as of December 31, 2012, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Corporation's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gary Hoch Agency, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated in all material respects in relation to the financial statements as a whole.

Toski & Co., CPAs, P.C.

Williamsville, New York
February 26, 2013

GARY HOCH AGENCY, INC.
Statement of Financial Condition
December 31, 2012

Assets

Cash	$	989
Investments, at fair value		74,779
Equipment, at cost - furniture and equipment		17,479
Less accumulated depreciation		(17,479)
Net equipment		-
Total assets	$	75,768

Liabilities and Stockholder's Equity

Liabilities - accounts payable and accrued expenses		115
Stockholder's equity:		
Common stock, no par value, 200 shares authorized; 100 shares issued and outstanding		50,000
Retained earnings		25,653
Total stockholder's equity		75,653
Total liabilities and stockholder's equity	$	75,768

See accompanying notes to financial statements.

GARY HOCH AGENCY, INC.
Statement of Income
Year ended December 31, 2012

Operating income:		
Commissions from mutual funds and annuities	$	83,149
Fee income		12,855
Investment income		3,285
Total operating income		99,289
Operating expenses:		
Salaries		34,020
Employee benefits		8,505
Rent		8,400
Vehicles, travel and entertainment		3,075
Repairs and maintenance		2,993
Payroll taxes		2,827
Depreciation and amortization		2,791
Office supplies		2,621
Professional fees		2,300
Insurance		2,051
Regulatory fees		1,696
Miscellaneous		1,663
Telephone		1,585
Security		590
New York State franchise tax		50
Total expenses		75,167
Net income	$	24,122
Basic income per share	$	241.22

See accompanying notes to financial statements.

GARY HOCH AGENCY, INC.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2012

		Common stock	Retained earnings	Total
Balances at December 31, 2011	$	50,000	1,531	51,531
Net income		-	24,122	24,122
Balances at December 31, 2012	$	50,000	25,653	75,653

See accompanying notes to financial statements.

GARY HOCH AGENCY, INC.
Statement of Cash Flows
Year ended December 31, 2011

Cash flows from operating activities:		
Net income	$	24,122
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		2,791
Changes in - accounts payable and accrued expenses		(502)
Net cash provided by operating activities		26,411
Cash flows from investing activities:		
Additions to equipment		(2,791)
Increase in investments		(23,284)
Net cash used in investing activities		(26,075)
Net increase in cash		336
Cash at beginning of year		653
Cash at end of year	$	989

See accompanying notes to financial statements.

GARY HOCH AGENCY, INC.
Notes to Financial Statements
December 31, 2012

(1) Organization

Gary Hoch Agency, Inc. (the Corporation) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Corporation is an "introducing broker" who does not take possession of customer funds or carry customer accounts. The Corporation maintains an office in Buffalo, New York and its customers are located primarily in Western New York State. The Corporation is engaged principally in the sale of mutual fund investments and annuities.

(2) Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

(a) Basis of Accounting

The books of account are maintained and financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Under this accrual method, revenues are recorded when earned and expenses are recorded when incurred.

(b) Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Equivalents

For purposes of reporting cash flows, cash includes money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

(d) Concentrations of Credit Risk

The Corporation is engaged in various brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review, as necessary, the credit standing of each counterparty.

(2) Summary of Significant Accounting Policies, Continued

(e) Capitalization, Depreciation and Amortization

Equipment and improvements are recorded at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated services lives using accelerated depreciation methods for book and income tax purposes. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Upon disposal of depreciable property, the appropriate property accounts are reduced by the related costs and accumulated depreciation. The resulting gains and losses are reflected in the statement of income.

(f) Subsequent Events

The Corporation has evaluated events after December 31, 2012, and through February 26, 2013, the date the financial statements were issued, and determined that any events or transactions occurring during this period that would require recognition or disclosure are properly addressed in these financial statements.

(3) Investments

The Corporation has an investment in a mutual fund that invests in municipal bonds and there is no material differences between cost and fair value.

Fair Value Measurements

A framework has been established for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). Level 1 assets and liabilities are those whose inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Organization has the ability to access. Investments held by the Organization are classified as level 1 in the fair value hierarchy.

(4) Related Party Transactions

Related party transactions as of and for the year ended December 31, 2012 are as follows:

Rent Expense

A relative of the stockholder provides office and storage space for the Corporation. The total of these charges amounted to $8,400 for the year ended December 31, 2012.

(5) Net Capital Requirements

The Corporation is subject to the SEC Uniform Net Capital Rule (See Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (generally, Corporation capital less reductions for assets not readily convertible into cash at full value). There are restrictions on a broker-dealer's operations if aggregate indebtedness exceeds 10 times net capital.

At December 31, 2012, the Corporation's net capital and required net capital (as defined) were $71,909 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was approximately .002 to 1.

(6) Reserve Requirement

Rule 15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker dealers regarding the physical possession or control of fully-paid and excess margin securities. There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Corporation's business (note 1) these conditions are satisfied and the Corporation claims an exemption under subparagraph (k)(2)(ii) of the Rule.

(7) Reconciliation of Focus Report

Rule 17a-5(d)(4) under the Securities Exchange Act of 1934 requires a reconciliation of the audited computation and the broker-dealer's corresponding unaudited Part IIA. After review of Form X-17A-5 presented by the Corporation, no material differences exist.

(8) Pension Plan

The Corporation adopted a retirement plan established under the provisions of Section 401(k) of the Internal Revenue Code effective on January 1, 2007. The plan covers substantially all employees who have attained age 21 and have completed one year or 500 hours of service. The Corporation's contributions are entirely discretionary upon director's approval. Contributions to the plan for the year ended December 31, 2012 amounted to $8,505.

(9) Income Taxes

The Corporation has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported to its owners on their respective income tax returns. The Corporation's federal tax status as a pass-through entity is based on its election to be treated as an S Corporation. Accordingly, the Corporation is not required to take any tax positions in order to qualify as a pass-through entity. The Corporation is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities. The Corporation is no longer subject to tax examination for the years ended December 31, 2008 and prior. Accordingly, these financial statements do not reflect a provision for income taxes and the Corporation has no other tax positions which must be considered for disclosure.

(10) Commitment

The Corporation leases office and storage space under an operating lease agreement that expires on December 31, 2015. Total expense amounted to $8,400 for the year ended December 31, 2012. The following is a schedule of future minimum payments required under the above lease:

2013	$ 8,400
2014	8,400
2015	8,400
	$ 25,200

GARY HOCH AGENCY, INC.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2012

Total stockholder's equity from statement of financial condition	$ 75,653
Non-allowable assets from statement of financial condition	-
Net capital before haircuts on securities position	75,653
Deduct haircuts on securities	(3,744)
Net capital	71,909
Computation of basic net capital requirement - net capital requirement (greater of 6 2/3% of aggregate indebtedness $8 or $5,000)	(5,000)
Excess net capital	$ 66,909
Aggregate indebtedness - accounts payable and accrued expenses	$ 115
Ratio - Aggregate indebtedness to net capital	.002 to 1

TOSKI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
A DIVISION OF EFP ROTENBERG, LLP

300 Essjay Road, Ste. 115
Williamsville, New York 14221
T: 716.634.0700
F: 716.634.0764
W: ToskiCPA.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

The Stockholder
Gary Hoch Agency, Inc.:

In planning and performing our audit of the financial statements of Gary Hoch Agency, Inc. (the Corporation) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Buffalo • Rochester • Albany • New York City • Los Angeles

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Corporation's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Toski & Co., CPAs, P.C.

Williamsville, New York
February 26, 2013